 Exhibit 99.1

SNDL Announces Filing of Annual Report by April 24 and Provides Bi-Weekly MCTO Status Update

CALGARY, AB, April 13, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") reports that the Company expects to file its audited consolidated financial statements for the year ended December 31, 2022, annual management's discussion and analysis for the same period, annual information form for the same period (which will be reported as an Annual Report on Form 20-F) and management certifications of annual filings (collectively, the "Filings"), on or before April 24, 2023, which will be within the applicable U.S. filing deadline.

The principal reasons for the delay are:

1.	The significant amount of work and in-depth procedures required to be performed by the Company and its external auditor on its internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002 ("SOX"), including the addition of significant operations acquired during 2022. The requirement to be SOX compliant and expanded scope of operations is a function of the rapid growth in scale and level of corporate activity SNDL has achieved over the last three years. SOX compliance requires heightened levels of corporate controls and processes that will ultimately benefit SNDL shareholders through best practices in risk management.
2.	Additional procedures required by the Company related to the change of auditor who was appointed in July 2022.
3.	Additional procedures required relating to significant acquisitions during the year ended December 31, 2022.

SNDL and its auditor have made significant progress and continue to work diligently toward completing the audit and the Filings as soon as possible. There have been no disagreements between the Company and the auditor regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. SNDL believes that there will be no restatement of previously released financial statements of SNDL.

SNDL is also providing this bi-weekly update on the status of the management cease trade order granted on April 3, 2023 (the "MCTO") by its principal Canadian regulator, the Alberta Securities Commission (the "ASC"), under National Policy 12-203 – Management Cease Trade Orders ("NP 12-203"). The Company has requested an extension of the MCTO from the ASC.

The MCTO restricts the Chief Executive Officer and Chief Financial Officer from all trading in securities of SNDL until such time as the Filings have been filed by the Company and the MCTO has been lifted. The MCTO does not affect the ability of other shareholders to trade in securities of the Company.

SNDL confirms that since its April 3, 2023 press release: (i) there has been no material change to the information set out in the April 3, 2023 press release that has not been generally disclosed other than as set forth herein; (ii) the Company is satisfying and confirms that it intends to continue to satisfy the provisions of the "alternative information guidelines" under NP 12-203 and issue bi-weekly default status reports for so long as the delay in filing the Filings is continuing, each of which will be issued in the form of a news release; (iii) there has not been any other specified default by the Company under NP 12-203; (iv) the Company is not subject to any insolvency proceedings; and (v) there is no material information concerning the affairs of the Company that has not been generally disclosed.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."
SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Statements

Certain statements in this press release constitute "forward-looking" statements that involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, objectives or achievements of SNDL or industry results, to be materially different from any future results, performance, objectives or achievements expressed or implied by such forward-looking statements. When used in this press release, words such as "may", "would", "could", "will", "expect", "anticipate", "estimate", "believe", "intend", "plan", and other similar expressions are intended to identify forward-looking statements. Forward-looking information in this news release includes, but is not limited to, statements regarding: SNDL's expectation that it will complete the Filings on or before April 24, 2023; SNDL's expectation that there will be no restatement of previously released financial statements of SNDL; and SNDL's intention to file bi-weekly status reports in the form of news releases in satisfaction of the provisions of the "alternative information guidelines" set out in NP 12-203. These statements reflect SNDL's current views regarding future events and are based on information currently available to SNDL, and speak only as of the date of this press release. These forward-looking statements involve a number of risks, uncertainties and assumptions.  The principal factors, assumptions and risks that SNDL made or took into account in the preparation of these forward-looking statements include: SNDL's belief that its external auditor will complete its audit and release its audit opinion in a timely manner that will allow SNDL to file its Annual Report on Form 20-F within the applicable U.S. filing deadline; SNDL's belief that the unaudited financial statements prepared by management of the Company will not differ materially from audited financial statements once available. The forward-looking information contained in this news release is made as of the date hereof. Unless required by applicable securities law, SNDL does not intend and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2023/13/c8262.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:30e 13-APR-23